Valneva SE 6-K

Exhibit 99.1

VALNEVA SE

Campus Bio-Ouest | 6, Rue Alain Bombard

44800 Saint-Herblain, France

Valneva Announces the Pricing of €102.9 Million Global Offering of American Depositary Shares and Ordinary Shares

Saint Herblain (France), September 29, 2022 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA) (the “Company”), a specialty vaccine company, announced today the pricing of 21,000,000 ordinary shares in a global offering to specified categories of investors comprised of a public offering of 375,000 American Depositary Shares (“ADSs”), each representing two ordinary shares, in the United States (the “U.S. Offering”) and a concurrent private placement of 20,250,000 ordinary shares in certain jurisdictions outside of the United States (the “European Private Placement” and together with the U.S. Offering, the “Global Offering”).

As a result of excess demand, the Company upsized the issuance from a previously announced anticipated amount of $40 million. The aggregate gross proceeds are therefore expected to be approximately €102.9 million, equivalent to approximately $99.9 million based on the exchange rate of €1.00 = $0.9706, the exchange rate reported by the European Central Bank on September 29, 2022, before deducting underwriting commissions and estimated expenses payable by the Company.

All securities to be sold in the Global Offering will be offered by the Company. The ADSs are listed on the Nasdaq Global Select Market under the ticker symbol “VALN” and the ordinary shares are listed on the regulated market of Euronext Paris (“Euronext Paris“) under the symbol “VLA.”

Goldman Sachs, Jefferies, Guggenheim Securities and Bryan, Garnier & Co. are acting as joint bookrunners for the Global Offering (together, the “Underwriters”).

Pricing of the Global Offering and Discount

The offering price was set at €4.90 per ordinary share, corresponding to a price of $9.51 per ADS.

The offering price of the ordinary shares represents a discount of 3.92% from the closing price on September 29, 2022 and of 8.39% from the reference price determined by the Company pursuant to the 24th resolution of the Company’s annual combined general meeting held on June 23, 2022. The reference price determined by the Company is the volume weighted average price of the Company’s ordinary shares on the regulated market of Euronext in Paris over the last three consecutive trading days preceding the determination of the offering price (i.e. September 27, 2022 to September 29, 2022), as chosen by the Company’s Management Board.

Type of Global Offering – Capital increase without shareholders’ preferential subscription rights reserved to a category of purchasers

The ordinary shares will be issued through a capital increase without shareholders’ preferential subscription rights and for the benefit of a specified category of persons within the meaning of Article L.225-138 of the French Commercial Code (Code de commerce) authorized by the decisions of the meetings of the Supervisory Board and Management Board held on September 29, 2022 and pursuant to the 24th resolution of the Company’s annual combined general meeting held on June 23, 2022. Under the authority granted by the shareholders in the 24th resolution, the ordinary shares could only be purchased initially by (i) natural persons and legal entities, including companies, trusts or investment funds, organized under French or foreign law, that routinely invest in the pharmaceutical, biotechnological or medical technology sectors; and/or (ii) companies, institutions or entities of any type, French or foreign, that do a significant part of their business in the pharmaceutical, cosmetic, chemical or medical devices and/or technologies or research in these sectors. In order to purchase ordinary shares in the Global Offering, potential investors were required to execute and provide to the Underwriters an investor letter representing that they satisfy the foregoing investor criteria.

Deep Track Capital, a new shareholder of the Company, has agreed to purchase an aggregate of approximately 50.06% of the total number of ordinary shares (including in the form of ADSs) to be sold in the Global Offering. The remaining ordinary shares sold in the Global Offering were primarily purchased by the Company’s existing U.S. and European investors. Bpifrance Participations S.A., an existing shareholder of the Company, has agreed to purchase approximately 4.86% of the total number of ordinary shares (including in the form of ADSs) to be sold in the Global Offering. On this basis, after completion of the Global Offering, Bpifrance Participations S.A. and Deep Track Capital will hold approximately 6.97% and 7.60%, respectively, of the share capital of the Company.

The European Private Placement was open only to qualified investors as such term is defined in article 2(e) of Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14, 2017.

Estimated Proceeds from the Global Offering

The gross proceeds of the sale of 21,000,000 ordinary shares (including in the form of ADSs) in the Global Offering are expected to be approximately $99.9 million (€102.9 million). The Company estimates that the net proceeds of the Global Offering will be approximately $93.1 million (€96.0 million), after deducting approximately $6.0 million (€6.2 million) in underwriting commissions and approximately $0.7 million (€0.8 million) in offering expenses.

Underwriting

The Global Offering is subject to an underwriting agreement covering the entirety of the Global Offering. The underwriting agreement was entered into on September 29, 2022 in connection with the determination of the Global Offering Price.

The underwriting agreement does not constitute a “garantie de bonne fin” within the meaning of Article L. 225-145 of the French Commercial Code (Code de commerce).

Reasons for the Offering – Use of Proceeds

The Company expects to use the net proceeds from the Global Offering as follows: approximately 50% to finance the co-development and marketing of its vaccine candidate against Lyme disease (VLA15); approximately 40% to finance the development and marketing of its vaccine candidate against the chikungunya virus (VLA1553); approximately 5% to finance the development of two of its preclinical vaccine candidates, VLA1554 and VLA2112; and the remaining 5% for working capital and for general corporate purposes.

As of June 30, 2022, the Company had cash and cash equivalents of €336.2 million. The Company believes its cash and cash equivalents, together with the net proceeds of the Global Offering of approximately $93.1 million (€96.0 million), will be sufficient to fund its operations through at least the end of 2024.

Dilution

The 21,000,000 ordinary shares (including in the form of ADSs) issued in the Global Offering will represent a dilution of approximately 17.9% of the share capital of the Company. On an illustrative basis, a shareholder holding 1% of Valneva’s capital before the Global Offering will now hold a stake of 0.82%.

Terms and Conditions of the Securities to be Issued – Closing and Delivery

The closing and delivery of the Global Offering will occur, on or about October 4, 2022.

The ordinary shares offered in the Global Offering, including those underlying ADSs, will be subject to an application for admission to trading on Euronext Paris (Compartment B) on the same trading line as the existing shares under the same ISIN code FR0004056851 and under the ticker “VLA” and are expected to be admitted to trading on October 4, 2022.

Documentation

The Company has filed a shelf registration statement on Form F-3 relating to the ADSs and ordinary shares in the Global Offering with the U.S. Securities and Exchange Commission (“SEC”) on August 12, 2022 which was declared effective on August 19, 2022. The offering is being made only by means of a prospectus and copies of the prospectus relating to and describing the terms of the Global Offering may be obtained from Goldman Sachs & Co. LLC, Attn: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 866-471-2526, facsimile: 212-902-9316, e-mail: prospectus-ny@ny.email.gs.com or Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, or by telephone at +1 877 821 7388 or by email at Prospectus_Department@Jefferies.com.

Application will be made to list the new ordinary shares to be issued pursuant to the Global Offering on Euronext Paris pursuant to a listing prospectus (the “Listing Prospectus”) subject to the approval by the Autorité des Marchés Financiers (“AMF”) and comprising (i) the 2021 universal registration document filed with the AMF on March 23, 2022 (document d’enregistrement universel 2021) under number D. 22-0140 (the “2021 URD”), as completed by an amendment to the 2021 universal registration document to be filed with the AMF on September 30, 2022 (the “Amendment”) and (ii) a securities note (Note d’opération) (the “Securities Note”), including (iii) a summary of the prospectus. Copies of the Company’s 2021 URD, as amended, will be available free of charge on the Company’s website. The Listing Prospectus will be published on the Company’s website and on the AMF’s website (www.amf-france.org).

About Valneva SE

Valneva is a specialty vaccine company focused on the development and commercialization of prophylactic vaccines for infectious diseases with significant unmet medical need. The Company takes a highly specialized and targeted approach to vaccine development and then applies its deep understanding of vaccine science to develop prophylactic vaccines addressing these diseases. Valneva has leveraged its expertise and capabilities both to successfully commercialize three vaccines and to rapidly advance a broad range of vaccine candidates into the clinic, including candidates against Lyme disease and the chikungunya virus.

Media & Investor Contacts Laëtitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

Disclaimer

This press release contains certain forward-looking statements concerning the Global Offering. Such forward-looking statements are based on assumptions that the Company considers to be reasonable. However, there can be no assurance that the estimates contained in such forward-looking statements will be verified, which estimates are subject to numerous risks including the risks set forth in section 1.5 of the 2021 URD (copies of which are available on the Company’s website) and the Company’s filings with the SEC and to the development of economic conditions, financial markets and the markets in which the Company operates. The forward-looking statements contained in this press release are also subject to risks not yet known to the Company or not currently considered material by the Company. The occurrence of all or part of such risks could cause actual results, financial conditions, performance or achievements of the Company to be materially different from such forward-looking statements.

A French listing prospectus comprising (i) the 2021 URD, as completed by the Amendment and (ii) a Securities Note, including (iii) a summary of the prospectus, will be submitted to the approval by the AMF and will be published on the AMF’s website at www.amf-france.org. Copies of the 2021 URD, as amended, will be available free of charge at the Company’s head office.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction. The registration statement can be accessed by the public on the website of the SEC.

This announcement is an advertisement and not a prospectus within the meaning of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017, as amended (the “Prospectus Regulation”).

In France, the European Private Placement described above will take place solely as a placement to the benefit of categories of persons, in accordance with Article L. 225-138 of the “Code de commerce” and applicable regulations. The European Private Placement is reserved, in Europe (including in France), to “qualified investors”, as that term is defined in Article 2(e) of the Prospectus Regulation.

In relation to each member state of the European Economic Area other than France (each, a “Relevant Member State”), an offer of the securities referred to herein is not being made and will not be made to the public in that Relevant Member State, other than: (i) to any legal entity which is a qualified investor as defined in the Prospectus Regulation; (ii) to fewer than 150 natural or legal persons per relevant member state; or (iii) in any other circumstances falling within Article 1(4) of the Prospectus Regulation; provided that no such offer of the securities referred to herein shall require the Company to publish a prospectus pursuant to Article 3 of the Prospectus Regulation. For the purposes of the above, the expression an “offer to the public” in any Relevant Member State shall have the meaning ascribed to it in article 2(d) of the Prospectus Regulation.

This communication is being distributed only to, and is directed only at (a) persons outside the United Kingdom, (b) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), and (c) high net worth entities, and other persons to whom it may otherwise lawfully be communicated, falling within Article 49(2) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this communication or any of its contents.

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of ordinary shares has led to the conclusion that: (i) the target market for the ordinary shares is eligible counterparties, professional clients and retail clients, each as defined in Directive 2014/65/EU, as amended (“MiFID II”); and (ii) all channels for distribution of the ordinary shares to eligible counterparties, professional clients and retail clients are appropriate. Any person subsequently offering, selling or recommending the ordinary shares (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the ordinary shares (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels. For the avoidance of doubt, even if the target market includes retail clients, the Underwriters have decided that they will only procure investors for the ordinary shares who meet the criteria of eligible counterparties and professional clients.

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of ordinary shares has led to the conclusion that: (i) the target market for the ordinary shares is eligible counterparties, professional clients and retail clients, each as defined in Directive 2014/65/EU, as amended (“MiFID II”); and (ii) all channels for distribution of the ordinary shares to eligible counterparties, professional clients and retail clients are appropriate. Any person subsequently offering, selling or recommending the ordinary shares (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the ordinary shares (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels. For the avoidance of doubt, even if the target market includes retail clients, the Underwriters have decided that they will only procure investors for the ordinary shares who meet the criteria of eligible counterparties and professional clients.

This press release has been prepared in both French and English. In the event of any differences between the two texts, the French language version shall supersede.